Exhibit 14.1

STEWART INFORMATION SERVICES CORPORATION

Code of Ethics for
Chief Executive Officers,
Principal Financial Officer
and Principal Accounting Officer

I. Introduction

     The Company’s success depends upon our reputation for honest and ethical conduct. Ethical handling of conflicts of interest between personal and professional relationships is vital to maintaining our reputation. Our financial strength and reputation for integrity requires complete and accurate financial and accounting records.

II. Definitions

“Board” means the Company’s Board of Directors.

“Code” means this Code of Ethics for Chief Executive Officers, Principal Financial Officer and Principal Accounting Officer.

“Commission” means the United States Securities and Exchange Commission.

“Company” means Stewart Information Services Corporation and its subsidiaries.

“Covered Person” means each of our Co-Chief Executive Officers, our Principal Financial Officer and our Principal Accounting Officer.

“Ethics Officer” means our General Counsel, As of the date set forth at the end of this Code of Ethics, our Ethics Officer is Michael B. Skalka. Esq., 1980 Post Oak Blvd., Suite 710, Houston. Texas 77056, telephone (713) 625-8247, email mskalka@stewart.com.

III. Application of this Code

     This Code of Ethics applies to our Covered Persons. Such persons are also subject to other company policies, including the Stewart Code of Business Conduct and Ethics.

IV. Ethical Conduct

A.	Each Covered Person will act with honesty and integrity, avoiding conflicts of interest between his or her personal interests and those of the Company. Any material transaction or relationship that could reasonably be expected to give rise to such a conflict of interest shall be promptly reported to our Ethics Officer. To this end. and without limiting the foregoing, any actual or proposed transaction or series of similar transactions between a Covered Person and the Company that involves more than $60,000 during any fiscal year shall be promptly reported to our Ethics Officer.

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Exhibit 14.1
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For purposes of this paragraph IV. A.. Covered Persons include a Covered Person’s immediate family, including such person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and cohabitants.

Conflicts of interest include indirect as well as direct conflicts. For example, indirect conflicts of interest can arise from a Covered Person’s position as a director of another corporation or organization which is a party to a transaction with the Company or from the direct or indirect ownership by a Covered Person of an equity interest in another company which is a party to the transaction. The purchase of a title policy or related services from the Company by a Covered Person, and any covered claim payment under a title policy, will not be deemed a transaction involving a conflict of interest. However, a Covered Person should not underwrite a title policy or settle his or her order own title claims. Any claim paid to a Covered Person should be reported to the Board.

Transactions involving actual and material conflicts of interest are prohibited unless approved by our Board.

B.	In performance of his or her duties to the Company, each Covered Person will:

1.	provide full, fair, timely, understandable and accurate disclosure to those involved in the preparation of reports and documents filed with or submitted to the Commission or in other public communications of the Company;

2.	act in good faith, responsibly, with due care, competence and diligence, without misrepresenting or omitting material facts or allowing his or her independent judgment to be subordinated;

3.	use his or her best efforts to comply, and ensure that the Company complies, with applicable Company policies. governmental laws, rules and regulations;

4.	share relevant information with those in the Company who need such information and use his or her best efforts to maintain reasonable levels of job skills that are important and relevant to the Company’s needs; and

5.	promote ethical behavior within the Company.

V. Reporting of Violations

A.	Any person with knowledge or belief that a Covered Person has been involved in a possible violation of this Code of Ethics should promptly notify the Ethics Officer. A person’s decision to bring the possible violation to the Company’s attention will be taken into account as the matter is investigated.

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Exhibit 14.1
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B.	There may be cases in which a person might want to report concerns about this Code anonymously or with confidentiality. To the extent practicable, the Company will keep reports confidential. If the reporting person is not identified, however, the Company might not be able to respond appropriately to the reported concern. Further, it may not be possible for the Company to proceed with the investigation without obtaining additional information from the reporting person or others.

C.	A person reporting in good faith a suspected violation of this Code or asking questions about this Code or the Stewart Code of Business Conduct and Ethics will not be subject to retaliation for doing so. “Good faith” does not mean that a reported concern must be correct, but it does require that the reporting person be truthful when reporting a concern or asking a question, Retaliation, retribution or harassment against any employee who in good faith asks any questions or raises any concern regarding this Code is prohibited, Retaliatory or related conduct is grounds for discipline, up to and including termination.

D.	The making of a report does not mean a violation has occurred. The Company will investigate each complaint, and the subject person will be presumed not to have violated this Code or the Stewart Code of Business Conduct and Ethics unless the investigation reveals that a violation has occurred.

E.	Nothing in this Code is intended or shall operate to abrogate or limit the rights of Covered Persons under our Certificate of Incorporation, Bylaws or governing law, including without limitation the rights of indemnity and exoneration provided therein.

VI. Disciplinary Process

     A violation of this Code may result in disciplinary action up to, and including, termination and legal proceedings. Disciplinary actions under this Code must be approved by a majority of the members of our Board, excluding any members who are the subject of such actions.

VII. Waivers

     Any waivers of this Code may be granted only by our Board and shall be promptly reported as required by law. No Covered Person may participate in Board deliberations with respect to any waiver that affects such Covered Person.